December 12, 2014

BY EDGAR AND OVERNIGHT DELIVERY

Sherry Haywood

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	PMFG, Inc.

Registration Statement on Form S-3

File No. 333-199924

Dear Ms. Haywood:

Set forth below is the response of PMFG, Inc. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated November 18, 2014, concerning the above referenced filing (the “Registration Statement”). For ease of reference, I have included the text of the Staff’s comment in bold-face type below, followed by the Company’s response.

Calculation of Registration Fee

Description of Subscription Rights, page 7; Description of Purchase Contracts, page 9;

Description of Units, page 9

1.

We note your disclosure that you may issue subscription rights to purchase “other securities”, that your units may include debt obligations of third parties, and that purchase contracts may obligate holders to purchase securities of unaffiliated third parties. Please note that securities underlying those you are registering must also be registered and included in your fee table. With regard to securities of third parties, please note that even if you have an exemption available for the offer and sale of such securities, you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement. Please see our Securities Act C&DI paragraph 203.03 and the staff’s no-action letter Morgan Stanley & Co., Incorporated (June 24, 1996). If you wish to include the third party securities, please

United States Securities and Exchange Commission

December 12, 2014

give us your analysis why registration under the Securities Act is not required, and include this information. If you do not wish to offer third party securities underlying any debt securities or purchase contracts, please remove these references from the prospectus.

Response: In response to the Staff’s comment, we have revised the Registration Statement to remove references to third party securities underlying debt securities or purchase contracts.

* * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at 214.353.5510 or James O’Bannon at 214.969.3766.

Very truly yours,

/s/ Ronald L. McCrummen

Ronald L. McCrummen
Executive Vice President and Chief Financial Officer

cc:	James E. O’Bannon, Jones Day

Charles T. Haag, Jones Day

Jon Wolkenstein, Grant Thornton